JULIO C. ESQUIVEL
(813) 227-2325
jesquivel@slk-law.com

October 18, 2006

VIA EDGAR AND FACSIMILE (202)772-9206
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Familymeds Group, Inc.
Registration Statement on Form S-3
File No. 333-136858
Filed on August 23, 2006

Dear Mr. Reynolds:

On behalf of Familymeds Group, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance, dated September 29, 2006, with respect to the filing referenced above. For your convenience, the Staff’s comments are set forth in bold below. In further response to the Staff’s comments, simultaneously herewith the Company is filing pre-effective Amendment No. 1 to the referenced Registration Statement, which includes changes in response to the Staff’s comments.

General

1.    Please amend to include the signature of your principal accounting officer.

In response to the Staff’s comment, we have amended the Registration Statement to include the signature of the principal accounting officer.

In connection with responding to the Staff’s comments, we hereby acknowledge, on behalf of the Company, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•
Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, please be aware that we also have amended the Registration Statement to update one risk factor, to update the list of selling shareholders and to add 58,878 shares to the total number of new shares being registered for the selling shareholders, as a result of which the Company is paying an additional filing fee with this amendment. We also have added language to the Recent Developments section of the Registration Statement on page 1 to explain why these additional shares are being included in the Registration Statement.

Should you require further clarification of the issues raised in this letter, please contact the undersigned at (813) 227-2325.

Sincerely,

/s/ Julio C. Esquivel
Julio C. Esquivel

cc:	Allison Kiene, Esq.